02038493

0-29448 -

P.E 5.1.02

PROCESSED
JUN 10 2002
THOMSON FINANCIAL P

RECEIVED
JUN 03 2002
SEC MAIL PROCESSING SECTION
WASH. D.C. 164

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

EganaGoldpfeil (Holdings) Limited
formerly known as Egana International (Holdings) Limited
(Translation of registrant's name into English)

Block C4, 11/F., Hong Kong Industrial Centre, 489-491 Castle Peak Road,
Cheung Sha Wan, Kowloon, Hong Kong.
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EganaGoldpfeil (Holdings) Limited
Registrant

Date May 21, 2002

By [signature]

c:\vt\engword\23879\Form6K.doc

EganaGoldpfeil

(HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

SECOND INTERIM REPORT 2001

CORPORATE INFORMATION

PRINCIPAL ACTIVITY

Design, assembly, manufacturing and distribution of timepieces, jewellery and leather products; licensing or assignment of brandnames to third parties; and trading of timepiece components, jewellery and consumer electronic products

HEAD OFFICE & PRINCIPAL PLACE OF BUSINESS

Block C, 11th Floor, Hong Kong Industrial Centre
489-491 Castle Peak Road, Cheung Sha Wan, Kowloon, Hong Kong
Tel: (852) 2741 2008 Fax: (852) 2744 9909 E-mail: eih@egana.com.hk

EUROPEAN HEADQUARTERS

Gutenbergstrasse 4-6, 64319 Pfungstadt, Germany
Tel: 06157/959-0 Fax: 06157/959 277 E-mail: info@egana.de

WEBSITE

http://www.egana.com

REGISTERED OFFICE

P.O. Box 1787, 2nd Floor, One Capital Place
Grand Cayman, Cayman Islands, British West Indies

PRINCIPAL REGISTRARS & TRANSFER OFFICE

The Harbour Trust Co. Ltd.
P.O. Box 1787, 2nd Floor, One Capital Place
George Town, Grand Cayman, Cayman Islands, British West Indies

BRANCH REGISTRARS & TRANSFER OFFICE

Secretaries Limited, 5th Floor, Wing On Centre
111 Connaught Road Central, Hong Kong

INCORPORATED

7th December, 1990
(as holding company for the Group which was founded in the 1970s)

PLACE AND DATE OF SECURITIES LISTING

The Stock Exchange of Hong Kong Limited, 25th June, 1993
(Constituent Stock of Hang Seng Composite Index Series)

NUMBER OF SHARES ISSUED (Stock Code: 048)

As at 31st December, 2001	
(At listing — 960,000,000)	11,611,374,898
Board Lot	20,000 Shares

OVERSEAS TRADING OF SHARES

Germany	:	Third Segment of Frankfurt Stock Exchange (Stock Code: 887923)
USA	:	The Nasdaq National Market (Trading Symbol: EGNI)
		1 ADR=300 Shares

The board of directors (the "Directors") of EganaGoldpfeil (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated condensed results of the Company and its subsidiaries (the "Group") for the 12 months ended 31st December, 2001 together with the comparative figures for the corresponding period in 2000 which are summarised as under. These results have been reviewed by the Audit Committee of the Company.

CONSOLIDATED INCOME STATEMENT

		12 months ended 31st December,	
		2001	**2000**
		(Unaudited)	**(Audited, restated)**
	Notes	*HK$'000*	*HK$'000*
Turnover	3	2,204,449	2,454,236
Cost of sales		(1,322,262)	(1,507,331)
Gross profit		882,187	946,905
Other revenue		83,078	61,742
Distribution costs		(464,076)	(449,931)
Administrative expenses		(372,815)	(388,343)
Profit from operations		128,374	170,373
Finance costs		(82,663)	(76,231)
		45,711	94,142
Share of profit of associates		1,238	20,455
Profit before taxation	3, 4	46,949	114,597
Taxation	5	(2,503)	(18,774)
Profit after taxation but before minority interests		44,446	95,823
Minority interests		(4,434)	(8,220)
Profit attributable to shareholders		40,012	87,603
Dividends	6	15,067	2,573
Earnings per share	7		
Basic		0.35 cent	0.82 cent
Diluted		0.35 cent	0.79 cent

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

	12 months ended 31st December, 2001 (Unaudited)	2000 (Audited, restated)
	HK$'000	*HK$'000*
Deficit on revaluation of non-trading securities	(34,216)	(3,621)
Deficit on revaluation of properties	(454)	—
Exchange differences on translation of the financial statements of foreign subsidiaries	(15,900)	(62,046)
Share of unrealised holding loss in securities of an associate	—	(4,143)
Share of exchange translation reserve of an associate	(467)	—
Share of revaluation surplus on fixed assets of an associate	3,893	—
Profit for the period	40,012	87,603
Total recognised gains and losses	(7,132)	17,793
Goodwill adjustment arising out of change in fair value on acquisition of a subsidiary	45,219	—
Goodwill eliminated against reserves upon acquisition of interests in subsidiaries and associates	—	(209,130)
	38,087	(191,337)
Effect of change in accounting policy-		
Write-off of advertising expenses and know-how cost on implementation of SSAP 29		(3,439)
Recognition of impairment loss of goodwill on implementation of SSAP 30 and SSAP 31		(25,554)
		(28,993)

CONSOLIDATED BALANCE SHEET

	Notes	As at 31st December, 2001 (Unaudited) HK$'000	As at 31st December, 2000 (Audited, restated) HK$'000
Non-current assets			
Fixed assets	8	191,277	197,816
Intangible assets	9	437,477	355,899
Deferred tax assets		48,000	—
Goodwill		16,238	—
Interests in associates		92,439	181,646
Investments in securities	10	394,302	179,279
		1,179,733	914,640
Current assets			
Cash and bank balances		366,687	469,439
Stocks		568,937	604,849
Accounts receivable	11	256,277	403,015
Deposits, prepayments and other receivables		251,376	189,286
Due from associates		2,344	7,540
Short-term investments		365,576	204,902
		1,811,197	1,879,031
Current liabilities			
Short-term bank borrowings	12	(784,120)	(632,490)
Current portion of other long-term liabilities		(4,611)	(5,058)
Accounts payable	13	(166,276)	(195,139)
Accrued charges and other payables		(301,941)	(371,452)
Bills payable		(82,161)	(126,994)
Due to associates		(87)	(5,687)
Amounts due to Directors		(262)	(333)
Taxation payable		(4,521)	(12,523)
		(1,343,979)	(1,349,676)
Net current assets		467,218	529,355
Total assets less current liabilities		1,646,951	1,443,995

CONSOLIDATED BALANCE SHEET *(continued)*

	Notes	As at 31st December, 2001 (Unaudited) HK$'000	As at 31st December, 2000 (Audited, restated) HK$'000
Non-current liabilities			
Long-term bank loans	12	(208,726)	(26,544)
Other long-term liabilities		(17,260)	(20,442)
Deferred taxation		(7,309)	(10,873)
Convertible debentures		(13,260)	(55,380)
		(246,555)	(113,239)
Minority interests		(98,200)	(97,217)
Net assets		1,302,196	1,233,539
Shareholders' equity			
Share capital	14	1,161,137	1,132,547
Reserves	15	141,059	100,992
		1,302,196	1,233,539

CONSOLIDATED CASH FLOW STATEMENT

	12 months ended 31st December, 2001 (Unaudited) HK$'000	2000 (Audited, restated) HK$'000
Net cash inflow from operating activities	113,004	608,127
Net interest paid	(30,862)	(31,596)
Dividend received	3,858	6,825
Dividend paid	(15,067)	(39,111)
Dividend paid to minority shareholders	(1,491)	(14,489)
Tax paid	(18,491)	(27,445)
Tax refund	2,235	734
Net cash outflow from investing activities	(252,039)	(668,353)
Net cash outflow before financing activities	(198,853)	(165,308)
Net cash inflow from financing activities	115,535	178,942
(Decrease) Increase in cash and cash equivalents	(83,318)	13,634
Cash and cash equivalents at 1st January	143,602	131,549
Effect of foreign exchange rate changes	(6,086)	(1,581)
Cash and cash equivalents at 31st December	54,198	143,602
Analysis of cash and cash equivalents:		
Cash and bank balances	366,687	469,439
Bank loans and overdrafts	(504,986)	(243,718)
Trust receipt and import loans	(56,645)	(82,119)
Promissory notes	249,142	—
	54,198	143,602

Notes:

1. ***Change of year end date***

During the period, the Company changed its financial year end date from 31st December to 31st May. As a result, the Company announces these results for the 12 months ended 31st December, 2001.

2. **Basis of preparation and accounting policies**

These unaudited consolidated condensed interim accounts are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

These condensed interim accounts should be read in conjunction with the financial statements for the 12 months ended 31st December, 2000.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the accounts for the 12 months ended 31st December, 2000 except that the Group has changed certain of its accounting policies following its adoption of the following SSAPs issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1st January, 2001:

SSAP 9 (revised)	:	Events after the balance sheet date
SSAP 14 (revised)	:	Leases (effective for periods commencing on or after 1st July, 2000)
SSAP 28	:	Provisions, contingent liabilities and contingent assets
SSAP 29	:	Intangible assets
SSAP 30	:	Business combinations
SSAP 31	:	Impairment of assets
SSAP 32	:	Consolidated financial statements and accounting for investments in subsidiaries

The changes to the Group's accounting policies and the effect of adopting these new policies are set out below:

In prior years, advertising and promotional expenditure, and cost of acquiring know-how of business were capitalised and amortised using the straight-line method over a period of not more than three years and fifteen years, respectively. The adoption of SSAP 29 has led to a re-assessment of this accounting policy. In particular, advertising expenses and certain know-how costs are not considered to give rise to an identifiable resource from which economic benefits are expected to flow up to the Group. Accordingly, such expenditure is now recognised as an expense in the period in which it is incurred. The change in accounting policy has been applied retrospectively resulting in a decrease in the retained profits at 1st January, 2000 of HK$3,439,317 and the Group's net profit after minority interests for the 12 months ended 31st December, 2001 of HK$14,138,249.

Notes: (continued)

2. Basis of preparation and accounting policies *(continued)*

Goodwill arising on consolidation represents the excess of cost of acquisition of subsidiary and associate over the Group's share of the fair value ascribed to the separable net assets at the date of acquisition. In previous years, goodwill was taken to the reserves in the year in which it arose. With the introduction of SSAP 30, the Group has adopted the transitional provisions prescribed therein. New goodwill incurred after 1st January, 2001 is capitalised in the balance sheet and is amortised to the income statement on a straight-line basis over its estimated useful economic life. All goodwill arising from earlier acquisitions before 1st January, 2001 will continue to be held in reserves and no reinstatement has been made.

In accordance with the requirements of SSAP 31 and the transitional provisions of SSAP 30, an adjustment has been made concerning the impairment of goodwill arising prior to the adoption of SSAP 30 which was eliminated against available reserves. The adjustment, which represents a change in accounting policy, has been applied retrospectively in accordance with SSAP 2 "Net profit or loss for the period, fundamental errors and changes in accounting policies". Accordingly, goodwill in the amount of HK$29,050,492 which was impaired in prior years has been recognised directly in the retained profits as brought forward at 1st January, 2000 and this also results in a decrease in the Group's net profit after minority interests for the period ended 31st December, 2000 of HK$8,615,334.

Notes: (continued)

3. Segmental information

a. Analysis of turnover, profit before taxation, assets, liabilities and capital expenditure by principal activities is as follows:

	Turnover 12 months ended 31st December, 2001	Turnover 12 months ended 31st December, 2000	Profit before taxation 12 months ended 31st December, 2001	Profit before taxation 12 months ended 31st December, 2000 (Restated)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Timepieces	1,161,602	1,122,348	49,458	86,534
Jewellery	588,856	670,648	15,340	34,091
Leather	421,555	579,360	(16,346)	(8,201)
Others	32,436	81,880	(1,503)	2,173
	2,204,449	2,454,236	46,949	114,597

	Assets as at 31st December, 2001	Assets as at 31st December, 2000	Liabilities as at 31st December, 2001	Liabilities as at 31st December, 2000	Capital expenditure 12 months ended 31st December, 2001	Capital expenditure 12 months ended 31st December, 2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Timepieces	1,627,673	1,444,114	990,696	813,875	46,360	22,830
Jewellery	608,692	593,572	267,750	256,842	5,970	19,573
Leather	641,149	554,453	327,539	384,349	105,433	63,731
Others	4,739	19,886	4,549	7,849	3	–
	2,882,253	2,612,025	1,590,534	1,462,915	157,766	106,134
Interest in associates	92,439	181,646				
Unallocated corporate assets	16,238	–				
	2,990,930	2,793,671				

Notes: (continued)

3. Segmental information *(continued)*

b. Analysis of turnover, profit before taxation, assets, liabilities and capital expenditure by geographical locations is as follows:

	Turnover 12 months ended 31st December, 2001	Turnover 12 months ended 31st December, 2000	Profit before taxation 12 months ended 31st December, 2001	Profit before taxation 12 months ended 31st December, 2000 (Restated)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Europe	1,753,228	1,709,307	66,925	109,883
America	176,739	160,785	(44,374)	(27,326)
Asia Pacific	274,482	584,144	24,398	32,040
	2,204,449	2,454,236	46,949	114,597

	Assets as at 31st December, 2001	Assets as at 31st December, 2000	Liabilities as at 31st December, 2001	Liabilities as at 31st December, 2000	Capital expenditure 12 months ended 31st December, 2001	Capital expenditure 12 months ended 31st December, 2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Europe	1,287,172	1,275,392	862,887	914,402	71,754	78,959
USA	117,017	118,368	54,518	47,280	2,817	16,086
Asia Pacific	1,586,741	1,399,911	673,129	501,233	83,195	11,089
	2,990,930	2,793,671	1,590,534	1,462,915	157,766	106,134

4. Profit before taxation

The Group's profit before taxation is arrived at after charging/ (crediting) the following:

	12 months ended 31st December, 2001	12 months ended 31st December, 2000 (Restated)
	HK$'000	*HK$'000*
Depreciation of fixed assets	43,700	37,641
Amortisation of intangible assets	28,221	24,699
Interest income	(48,924)	(35,246)
Interest expenses	72,005	66,506

Notes: (continued)

5. Taxation

Taxation comprised:

	12 months ended 31st December, 2001	2000
	HK$'000	*HK$'000*
Company and subsidiaries -		
Current taxation		
Hong Kong profits tax		
- Provision for current period	8,000	9,000
- Over-provision in prior periods	(9,739)	(233)
Overseas income tax		
- Provision for current period	3,315	9,588
- Over-provision in prior periods	(288)	(1,251)
	1,288	17,104
Associates -		
Current taxation		
Hong Kong profits tax		
- Provision for current period	1,084	1,579
Overseas income tax		
- Provision for current period	131	91
	2,503	18,774

Hong Kong profits tax was provided at the rate of 16% (2000: 16%) on the estimated assessable profit arising in or derived from Hong Kong. Overseas income tax was provided by subsidiaries with overseas operations on their estimated assessable profits for the period at the tax rates applicable in the countries in which the subsidiaries operated.

6. Interim dividend

The Directors do not recommend payment of any 2nd interim dividend for the 12 months ended 31st December, 2001. First interim dividend of HK0.13 cent (2000: Nil) was paid on 15th November, 2001.

Notes: (continued)

7. Earnings per share

Basic earnings per share

Earnings per share was calculated based on the consolidated profit attributable to shareholders for the period of approximately HK$40,012,000 (2000: HK$87,603,000) and the weighted average number of ordinary shares of approximately 11,496,091,000 (2000: 10,687,235,000) in issue during the period.

Diluted earnings per share

Diluted earnings per share was calculated based on the adjusted earnings of approximately HK$40,645,000 after taking into consideration the interest expenses, net of tax that will be saved on the conversion of convertible debentures into ordinary shares (2000: HK$89,718,000 after taking into consideration the potential dilution effect of options of Egana Jewellery & Pearls Limited) and the weighted average number of ordinary shares of approximately 11,663,506,000 (2000: 11,365,225,000) that would be in issue having been adjusted to reflect the effects of all dilutive potential ordinary shares issuable during the period.

8. Fixed assets

	Property, plant and equipment *HK$'000*
Carrying value as at 1st January, 2001	197,816
Acquisition of subsidiaries	382
Additions	46,147
Exchange adjustments and disposals	(8,790)
Revaluation	(578)
Charge for the period	(43,700)
Carrying value as at 31st December, 2001	191,277

9. Intangible assets

	HK$'000
Carrying value as at 1st January, 2001, as previously reported	380,665
Prior period adjustments	(24,766)
Carrying value as at 1st January, 2001, restated	355,899
Acquisition of subsidiaries	47
Additions	111,619
Exchange adjustments and disposals	(1,867)
Charge for the period	(28,221)
Carrying value as at 31st December, 2001	437,477

Notes: (continued)

10. Investments in securities

The increase in investments in securities largely represents the Group's portfolio investments in certain close-end investment funds which are under the management of listed investment banks/Hong Kong registered investment advisors.

11. Accounts receivable aging analysis

The Group allows an average credit period of 30-90 days to its trade customers. Aging analysis of accounts receivable after provision for bad and doubtful debts is as follows:

	As at 31st December, 2001	As at 31st December, 2000
	HK$'000	*HK$'000*
Current month	138,150	318,395
Between 1 to 2 months	49,297	44,328
Between 2 to 3 months	24,238	21,034
Between 3 to 4 months	12,361	11,262
Over 4 months	32,231	7,996
	256,277	403,015

Notes: (continued)

12. Maturity analysis of bank loans

a. Short-term bank borrowings comprised:

	As at 31st December, 2001 *HK$'000*	As at 31st December, 2000 *HK$'000*
Bank loans and overdrafts		
- with maturity within 3 months	504,986	243,718
- with maturity more than 3 months	123,753	284,182
Current portion of long-term bank loan (b)	98,086	22,471
Trust receipts and import loans		
- with maturity within 3 months	56,645	82,119
- with maturity more than 3 months	650	—
	784,120	632,490
Secured	6,529	1,716
Unsecured	777,591	630,774

b. Long-term bank loan comprised:

	As at 31st December, 2001 *HK$'000*	As at 31st December, 2000 *HK$'000*
Repayable within a period of		
- not exceeding 1 year		
Secured	2,229	1,716
Unsecured	95,857	20,755
- more than 1 year, but not exceeding 2 years		
Secured	2,339	1,825
Unsecured	105,984	3,048
- more than 2 years, but not exceeding 5 years		
Secured	8,855	7,958
Unsecured	70,342	7,756
- after 5 years		
Secured	21,206	4,791
Unsecured	—	1,166
	306,812	49,015
Less: Amounts repayable within 1 year included under current liabilities	(98,086)	(22,471)
	208,726	26,544

Notes: (continued)

13. Accounts payable aging analysis

Aging analysis of accounts payable is as follows:

	As at 31st December, 2001 HK$'000	As at 31st December, 2000 HK$'000
Current month	138,087	156,845
Between 1 to 2 months	8,272	26,031
Between 2 to 3 months	5,425	8,637
Between 3 to 4 months	5,343	1,629
Over 4 months	9,149	1,997
	166,276	195,139

14. Share capital

	Number of ordinary shares of HK$0.10 each	Nominal value HK$'000
Balance as at 1st January, 2001	11,325,472,648	1,132,547
Issue upon exercise of convertible debentures	285,902,250	28,590
Balance as at 31st December, 2001	11,611,374,898	1,161,137

Notes: (continued)

15. Reserves

	Share premium account HK$'000	Exchange translation reserve HK$'000	Retained profits HK$'000	Revaluation reserve HK$'000	Capital redemption reserve HK$'000	Goodwill HK$'000	Legal reserve HK$'000	Other reserves HK$'000	Total HK$'000
Balance as at 1st January, 2001 as previously reported	352,650	(99,453)	415,354	(4,795)	1,231	(544,096)	270	587	121,748
Effect of adopting SSAP 29	–	(212)	(17,578)	–	–	(2,966)	–	–	(20,756)
Effect of adopting SSAP 30 and 31	–	–	(34,169)	–	–	34,169	–	–	–
Balance as at 1st January, 2001 as restated	352,650	(99,665)	363,607	(4,795)	1,231	(512,893)	270	587	100,992
Premium arising from exercise of convertible debentures	13,533	–	–	–	–	–	–	–	13,533
Expenses incurred in connection with issue of shares	(21)	–	–	–	–	–	–	–	(21)
Loss on revaluation of properties	–	–	–	(454)	–	–	–	–	(454)
Goodwill:									
Disposal of interests in associates	–	–	–	–	–	4,382	–	–	4,382
Adjustment of fair value on acquisition of a subsidiary	–	–	–	–	–	45,219	–	–	45,219
Share of exchange translation reserves of an associate	–	(467)	–	–	–	–	–	–	(467)
Revaluation of non-trading securities	–	–	–	(34,216)	–	–	–	–	(34,216)
Share of revaluation surplus on property of an associate	–	–	–	3,893	–	–	–	–	3,893
Other statutory reserves	–	–	–	–	–	–	(260)	(587)	(847)
Profit for the period ended 31st December, 2001	–	–	40,012	–	–	–	–	–	40,012
Interim dividend paid	–	–	(15,067)	–	–	–	–	–	(15,067)
Exchange differences arising on translation of overseas subsidiaries' financial statements	–	(15,900)	–	–	–	–	–	–	(15,900)
Balance as at 31st December, 2001	366,162	(116,032)	388,552	(35,572)	1,231	(463,292)	10	–	141,059

Notes: (continued)

16. Related party transactions

a. During the period, the Group entered into transactions with the following associates - Peace Mark (Holdings) Limited ("Peace Mark"), Tonic Industries Holdings Limited ("Tonic") and Capricon Company Limited ("Capricon"), and the following related companies - Marubeni Deutschland GmbH ("Marubeni") and Kuraray Europe GmbH ("Kuraray"). In the opinion of the Directors, the following transactions arose in the ordinary course of the Group's business:

	12 months ended 31st December,	
	2001	**2000**
	(Unaudited)	**(Audited)**
	HK$'000	*HK$'000*
Rental expenses to Capricon	635	846
Purchases from Peace Mark	15,664	44,398
Purchases from Tonic	8,258	4
Purchases from Marubeni	45,158	80,935
Purchases from Kuraray	64,753	50,733
Sales to Peace Mark	80	6,750

Notes:

i. Sales and purchases of goods were determined with reference to published prices and market conditions.

ii. Rental expenses were charged according to the terms of the relevant agreements.

iii. Trading transactions with Marubeni and Kuraray also constituted connected transactions under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

b. The Group paid approximately HK$7,480,000 (period ended 31st December, 2000: HK$7,422,000) to International Taxation Advisory Services Limited, of which Mr. David Wai Kwong WONG, a non-executive Director of the Company, is a director, for corporate advisory services rendered. The Directors consider that the fees were paid according to prices and conditions similar to those offered by other external consultants of the Group.

17. Contingent liabilities

Contingent liabilities in respect of bills discounted with recourse at 31st December, 2001 was approximately HK$4,126,000 (as at 31st December, 2000: HK$44,715,000).

18. Comparative figures

Certain comparative figures have been adjusted to conform with change in accounting policies.

19. Review of interim financial statements

The Company's Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the Group's unaudited interim results for the 12 months ended 31st December, 2001.

OPERATIONS REVIEW

Overview

- 2001 was a year of turmoil worldwide leading to sharp decline in profitability for many businesses, including a number of entities in the fashion accessory sector. In order to deal with the changes in the economic environment, several large luxury fashion houses have shifted their business strategy from expansion through acquisition towards reduction of investments and maximization of returns on core assets.
- For our Group, 2001 was essentially a time to focus on product and business development to prepare for the challenges ahead of us due to the worsening economic environment prevailing throughout the period. In retrospect, this development strategy proved to be appropriate and we did not get caught up in the craze of acquiring potential businesses/brandnames at inflated valuations.
- Our status as a trendsetter in the fashion accessory industry has once again been recognized with both our Esprit Timewear and Esprit Jewel having been ranked as top three bestsellers in the trendy watch and jewellery segments by German retailers in 2001. Our appointment as the worldwide exclusive licensee of MEXX Time and distributor of MEXX Jewel in Germany and Austria, and as the worldwide exclusive licensee for JOOP! timepieces, jewellery and some leather accessories in the first half of 2001 further demonstrates the Group's proven trendsetting experience and enables the Group to extend our portfolio with well-known brandnames.

OPERATIONS REVIEW *(continued)*

Timepieces Operations

- With the participation in Junghans Uhren GmbH ("Junghans"), the Group has been reallocating its resources from bought-in-finished products activity with lower contribution margin, to having more in-house production of branded products (which have better margin and customer retention rate).

- Junghans is a pioneer in technological innovations in the field of movements including radio-control, solar, and transponder technology (the Junghans Systems). It has been successful in combining these three advanced technologies into one watch. This Junghans Systems watch is truly "customer-oriented" with value added function and is environmentally friendly, a testament to our corporate vision.

- The Junghans radio controlled (referred to as "atomic" in the US) technology has also been incorporated into our upscale sports brand Carrera to echo its theme "Life is the Fast Lane", for a unique range of Carrera Time Engineering watches that were introduced with encouraging response at the Las Vegas JCK Show in June 2001. The combined strengths of Junghans and Carrera have provided strong synergies to our timepieces division.

Jewellery Operations

- Our manufacturing support continues to strengthen through the recent joint venture with an Israeli diamond supplier group for servicing our upscale and luxury jewellery lines including Kazto and Jacquelin collections. Keimothai factory has improved its processing capability to lend greater support to the Group's upscale diamond and gold lines, in particular for US operations. Speidel factory located in China has further extended its expertise in the areas of silver and fashion jewellery, in addition to its established gold electroforming process, which will be made available for supporting the US market.

- Abel & Zimmermann, our German subsidiary acquired in September 2001, makes 60% of its sales to exclusive jewelers in the US. Its high quality craftsmanship and unique one-of-a-kind designs are complementary to the concept for Kazto and Jacquelin. These upscale brand names are being introduced to an enlarged customer portfolio, with synergies being realized.

OPERATIONS REVIEW *(continued)*

Leather/Lifestyle Operations

- Our owned trademark, Goldpfeil, remains ranked number one in the German luxury brand segment in terms of brand awareness, readiness to buy and market share. We continue with our commitment to develop this brand with 150-year history in the leather industry into a "true" lifestyle brand.

- To enhance the product range, Goldpfeil has entered into a co-operation arrangement with Stefanie Graf, renowned German tennis player, to introduce Stefanie Graf by Goldpfeil collections of suitcase, travel bags, ladies handbags and small leather goods.

- The first ever Goldpfeil watch collection comprising seven "one-of-a-kind" watches, and seven "limited edition" watch series, each individually designed by seven top craftsmen who are members of the famous Académie Horlogère des Créateurs Indépendants is in the midst of a year-long world tour for display at some of the finest jewelers in major cities around the world. These seven "one-of-a-kind" Goldpfeil watches are to be placed on auction by Christie's in Autumn 2002. The strategic alliance with the "Magnificent Seven" top craftsmen in the timepieces industry has given prestige in keeping with the Goldpfeil tradition of product excellence.

- In addition to our first Goldpfeil shop at the Marco Polo Hong Kong Hotel, which features leather and opticals, we have in November 2001 opened a flagship store in the heart of Central, Hong Kong.

- In Japan, the brand awareness of Goldpfeil continues to be enhanced. The two Goldpfeil flagship stores in Japan contributed 15% of sales revenue of Goldpfeil in Japan. Together with prestigious and upscale department stores, retail outlets and specialty shops, the Goldpfeil network in Japan has been extended to over 100 points of sale. Seeing the success in Japan, Goldpfeil Japan is now commissioned to take charge of the business activities in Taiwan, South Korea, Guam and Hawaii (which have a large portfolio of Japanese consumers).

- Goldpfeil jewellery collection is planned for launch in the 4th quarter of 2002, and is expected to capture world attention primarily from discerning customers in Japan, Hong Kong, Europe, the Middle East and the US.

PROSPECTS

Europe

With the monetary unification in Europe, we are taking the opportunity to centralize our distribution centers and more effectively utilize our established intranet and extranet systems. Our five existing logistics & distribution centers will be combined into one location in Dietzenbach (near Frankfurt), Germany. Our regional headquarters for Europe will be relocated to Offenbach (near Frankfurt), Germany, where our famous Goldpfeil brand was founded. With our logistics and regional headquarters centralized, we anticipate that our delivery times will be reduced and our supply chain system linked to our Asia operations will result in improved lead times. This will result in improved service and enhance our long-term growth in line with our corporate vision.

Asia

Our recent success in extending the presence in Asia of Goldpfeil lifestyle products has been encouraging, particularly in Japan, where our subsidiary has responsibility for initiating and driving development of the well-known brand throughout the Asia Pacific region. We plan to increase the number of flagship stores in Japan to 30 within three years' time.

The formal establishment of Junghans Asia Limited to act as the focal point in Asia for the Junghans business demonstrates our Group's commitment to the ongoing strengthening and extension of our core activities into Asia. In 2001, we have undertaken certain communication and market development in Asia with respect to the Junghans Systems (transponder technology), radio-controlled (atomic) systems of Junghans and solar energy with encouraging response. We have now secured the distribution of Junghans Systems watch for application to public transport and retail network in Taiwan. With respect to other countries, we are in the process of developing appropriate business cooperation arrangement for Junghans Systems (transponder) watch business with interested parties in South Korea, Taiwan, Singapore, Malaysia, Japan, and China (Hong Kong, Shenzhen, Guangzhou, Shanghai, Beijing).

Japan has recently completed a new transmitter station that will enable the use of the Junghans radio-controlled watch not only in Japan but also the coastal regions of China (covering Beijing, Shanghai and South China), South Korea and Taiwan. We believe that radio-controlled technology for timepieces is the trend of the future and we are uniquely positioned to successfully ride the technology wave. China's accession to the WTO and its hosting of the 2008 Summer Olympics are expected to provide vast potential for our application of the Junghans technology.

PROSPECTS *(continued)*

USA

We remain cautiously optimistic about our entry into the competitive US jewellery, watch and leather markets. Our US operations have reflected a loss, previously due to the expenditure incurred for the communications and marketing program to upkeep the international image and the overall brand value of the trademarks. The international coverage has positive contribution to the Group in terms of building up the brand name image in Europe and Asia.

In the US, we are focusing on the upscale prestigious sector of the jewellery market, which our market research has determined is a good segment for our entry into the US market. We are working towards bringing up awareness of our Group with our brandnames such as Kazto, Jacquelin, Abel & Zimmermann. The upscale watch sector has similar distribution network as the upscale jewellery sector, and our US jewellery team led by US deBeers award winning designer, Jacquelin Grosser-Samuels, is working on timepieces distribution in conjunction with jewellery.

We intend to extend our distribution presence in the US through strategic alliance. This will increase in-house production and product development. This shift from bought-in-finished products to in-house production is expected to increase the overall profit margin and lead to more cost effective supply lead-time for the benefit of the Group and our customers.

The high stance of Goldpfeil in the leather industry in Europe and Asia and the recent launch of Goldpfeil unique watch collections to an overwhelming response worldwide has confirmed the appropriateness of a lifestyle concept for the brandname. Our market research and communications strategy in the US have confirmed that US consumers are becoming more brand conscious and the concept and quality of Goldpfeil products are well suited for the US market. The Group is committed to expand its presence into the US market through active but appropriate mode of strategic alliance in the form of franchising or other business co-operation arrangement. We are confident that the 150-year history, superior quality, distinguished elegance and innovative use of materials set the trend for the Goldpfeil brand to become a leading brand in the US, thereby enriching its global prestigious stance as a reflection of its image and growth in Europe and Asia.

GOING FORWARD

We will continue to create opportunities within our operations that allow our existing internal resources to capitalize on the potential of our international brandname portfolio as well as to seek strong strategic partners for participation. To enhance our position as a leading multi-brand powerhouse in the fashion accessory industry, we will utilize our extensive resources to gain long-term business growth and strong competitive advantage. To achieve this, we have formalized our mission to provide Quality Products and Services, Value Adding Activities and Innovativeness within our core competence.

Distributable earnings for 2001 were in excess of HK$40 million and shareholders' funds was over HK$1,302 million, representing 5 times of that in 1993 (the year of IPO), for annual average growth of over 40%. Our growth since being listed on the Hong Kong Stock Exchange in 1993 has been heartening and we are now targeting to become a Hang Seng Index Constituent Stock, which will lead to further increase in our corporate and shareholder value.

MANAGEMENT DISCUSSION AND ANALYSIS

The Group's turnover for the 12 months ended 31st December, 2001 was HK$2,204 million (US$282.6 million) (as compared to HK$2,454 million (US$315 million) in 2000). The decrease is attributable in large part to the continuing instability of the Euro against the US Dollar resulting in a translation loss with impact on profit margin due to our established company policy of not adjusting prices charged to customers once they have been set at the start of each season, which has the benefit of enhancing customer loyalty for the long-term benefit of the Group. The Group has concluded forward currency/option contracts so as to limit our exposure to adverse currency fluctuations. In addition, the Group has undertaken strict cost control measures and will continue to improve sales mix to enhance its competitiveness.

The "Sept-11" issue has affected our US operations performance, which reflected a reduction in profit of HK$17 million in 2001. The recent economic statistics in the US illustrate that the US recovery is on its way, which will impact positively upon our US business activities.

MANAGEMENT DISCUSSION AND ANALYSIS *(continued)*

Breakdown of turnover by product type for the period in 2001 was: timepieces comprising 52% (2000: 46%), jewellery 27% (2000: 27%), leather 19% (2000: 24%) and others 2% (2000: 3%). These figures are consistent with those for the prior period. Geographical breakdown of turnover for 2001 was: Europe at 80% (70% in 2000), Asia Pacific at 12% (23% in 2000), and America at 8% (7% in 2000). Turnover from our brandnamed products was 78%, compared to 72% in 2000.

Operating profit from operations was HK$128 million (US$16.4 million), representing a profit margin of 5.8% and a return on equity of 9.9%. Gross profit margin has improved by 2%, to 40%, as a result of a combination of improved product mix towards branded items and enhanced manufacturing efficiencies.

Despite the lackluster performance of the luxury fashion accessory industry in 2001 as a result of the economic downturn and political turmoil, we remain in a strong financial position. Our 2001 leverage ratio (total debts/shareholders' funds) was 122% compared to 118% in 2000, which continues to remain ahead of the industry average of 180%. Our gearing ratio (net borrowing/tangible net worth) for 2001 was 78%, compared to 31% in 2000, still ahead of the industry average of 80%. Our debtors turnover was 55 days (2000: 60 days), still ahead of the industry average of 120 days.

As at 31st December, 2001, bank borrowings amounted to HK$992,846,000 (2000: HK$659,034,000). The portion repayable within 1 year was HK$784,120,000 (2000: HK$632,490,000) while loans repayable after 1 year but not exceeding 5 years amounted to HK$187,520,000 (2000: HK$20,587,000) and those repayable after 5 years amounted to HK$21,206,000 (2000: HK$5,957,000).

Internal resources and/or debt financing will be used by the Group to meet the funding requirement for business expansion plan, capital expenditure and acquisition projects.

There are no significant capital commitments as at 31 December, 2001, which would require substantial use of Group's cash resources or external funding.

Shareholders' funds reached HK$1,302 million (US$167 million), a 5.6% increase over 2000.

DIRECTORS' INTERESTS

As at 31st December, 2001, the interests of the Directors, chief executive and their associates in the securities of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) as recorded in the register maintained by the Company pursuant to section 29 of the SDI Ordinance were as follows:-

The Company

	Number of Shares		
Directors	Personal Interests	Corporate Interests	Total
Hans-Joerg SEEBERGER	—	4,466,984,746 *(note i)*	4,466,984,746
Peter Ka Yue LEE	5,302,915	80,268,380 *(note ii)*	85,571,295
Michael Richard POIX	28,265,860	—	28,265,860
Dr. Goetz Reiner WESTERMEYER	2,880,000	—	2,880,000
Professor Udo GLITTENBERG	1,152,000	—	1,152,000

Associated corporations

Egana Jewellery & Pearls Limited ("Egana Jewellery")

	Number of Shares		
Directors	Personal Interests	Corporate Interests	Total
Hans-Joerg SEEBERGER	—	2,304,940,990 *(note iii)*	2,304,940,990
Peter Ka Yue LEE	736,516	11,148,386 *(note ii)*	11,884,902
Michael Richard POIX	3,733,986	—	3,733,986

Tonic Industries Holdings Limited

	Number of Shares		
Directors	Personal Interests	Corporate Interests	Total
Hans-Joerg SEEBERGER	—	157,374,869 *(note iv)*	157,374,869

DIRECTORS' INTERESTS *(continued)*

Notes:

i. These shares were registered in the name of Peninsula International Limited and its nominee which held the same as nominee for the Captive Insurance Trust, a discretionary trust whose prospective beneficiaries included Mr. Hans-Joerg SEEBERGER and his family.

ii. These shares were beneficially owned by Joshua Limited, a company which was wholly and beneficially owned by Mr. Peter Ka Yue LEE.

iii. 10,449,548 shares were registered in the name of Peninsula International Limited and its nominee which held the same as nominee for the Captive Insurance Trust, a discretionary trust whose prospective beneficiaries included Mr. Hans-Joerg SEEBERGER and his family. 2,294,491,442 shares were registered in the name of the Company and its nominee. By virtue of his interest in the Company pursuant to section 8 of the SDI Ordinance, Mr. Hans-Joerg SEEBERGER was deemed to be interested in these shares.

iv. The shares were held by wholly owned subsidiaries of the Company. By virtue of his interest in the Company pursuant to section 8 of the SDI Ordinance, Mr. Hans-Joerg SEEBERGER was deemed to be interested in these shares.

Except that certain Directors held certain nominee shares in subsidiaries in trust for the Company or its subsidiaries as at 31st December, 2001, no Director held an interest in the share capital of the Company or any of its subsidiaries other than those as disclosed above.

Save as disclosed above, as at 31st December, 2001, none of the Directors or chief executive or their associates had any personal, family, corporate or other interests in the securities of the Company or its associated corporations which are required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under section 31 or Part 1 of the Schedule to the SDI Ordinance) or which are required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to herein.

SUBSTANTIAL SHAREHOLDERS

As at 31st December, 2001, the following persons (other than a Director or chief executive of the Company) held an interest of 10% or more in the issued share capital of the Company which is required to be recorded under section 16(1) of the SDI Ordinance:

Name	Number of Shares	Percentage of Issued Shares
Peninsula International Limited *(note i)*	4,466,984,746	38.47%
Trustcorp Limited as trustee of the Captive Insurance Trust *(note ii)*	4,466,984,746	38.47%

Notes:

i. These shares were registered in the name of Peninsula International Limited and its nominee which held the shares as nominee for the Captive Insurance Trust, a discretionary trust whose prospective beneficiaries included Mr. Hans-Joerg SEEBERGER and his family.

ii. Duplication of Peninsula International Limited's holding.

Save as disclosed above, as at 31st December, 2001, the Company was not notified by any persons who had an interest of 10% or more in the issued share capital of the Company which is required to be recorded under section 16(1) of the SDI Ordinance.

SHARE OPTION SCHEME

The Company

Share options are granted to the Directors, executives and employees under the Executive Share Option Scheme of the Company adopted on 31st May, 1993.

The following shows the particulars of the share options of the Company granted to the Directors, executives and employees of the Group that are required to be disclosed pursuant to Rule 17.07 of Chapter 17 and sub-paragraph 13(1)(b) of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange (the"Listing Rules"):

	No. of Shares comprising the options outstanding at the beginning of the period	No. of Shares comprising the options outstanding at the end of the period	Date granted	Vesting period	Exercise period	Subscription price per Share HK$
Directors						
Hans-Joerg SEEBERGER	120,000,000	120,000,000	09/01/2000	*(note)*	09/01/2000 to 09/01/2010	0.211
Peter Ka Yue LEE	200,000	200,000	06/04/1994	*(note)*	06/04/1994 to 06/04/2004	0.128
	5,000,000	5,000,000	09/01/2000	*(note)*	09/01/2000 to 09/01/2010	0.211
Michael Richard POIX	380,000	380,000	06/04/1994	*(note)*	06/04/1994 to 06/04/2004	0.128
	5,000,000	5,000,000	17/01/2000	*(note)*	17/01/2000 to 17/01/2010	0.211
Employees under continuous contract (excluding Directors)	331,850,000	331,850,000	06/04/1994 to 07/08/2000	*(note)*	06/04/1994 to 07/08/2010	*
	462,430,000**	462,430,000**				

SHARE OPTION SCHEME *(continued)*

The Company *(continued)*

* The options are exercisable at a subscription price of HK$0.128 or HK$0.211 or HK$0.345 per Share.

** 38,420,000 Shares comprising the options were cancelled in December 1999.

Note: Up to 20%, 40%, 60% and 80% of the original number of Shares comprising the options may be exercised in the 1st, 2nd, 3rd and 4th year from the respective dates granted, respectively.

No options were granted, exercised, cancelled or lapsed during the period.

SHARE OPTION SCHEME *(continued)*

Egana Jewellery

Share options are granted to the directors, executives and employees under the Executive Share Option Scheme of Egana Jewellery adopted on 26th June, 1998 and became unconditional on 23rd July, 1998.

The following shows the particulars of the share options of Egana Jewellery granted to the directors, executives and employees of Egana Jewellery group that are required to be disclosed pursuant to Rule 17.07 of Chapter 17 and sub-paragraph 13(1)(b) of Appendix 16 of the Listing Rules:

	No. of shares comprising the options outstanding at the beginning of the period	No. of shares comprising the options outstanding at the end of the period	Date granted	Vesting period	Exercise period	Subscription price per share HK$
Directors						
Hans-Joerg SEEBERGER	33,000,000	33,000,000	09/01/2000	*(note)*	09/01/2000 to 09/01/2010	0.224
Peter Ka Yue LEE	2,500,000	2,500,000	09/01/2000	*(note)*	09/01/2000 to 09/01/2010	0.224
Michael Richard POIX	2,500,000	2,500,000	17/01/2000	*(note)*	17/01/2000 to 17/01/2010	0.224
Employees under continuous contract (excluding Directors)	94,750,000	94,750,000	06/01/2000 to 31/01/2000	*(note)*	06/01/2000 to 31/01/2010	0.224
	132,750,000	132,750,000				

Note: Up to 20%, 40%, 60% and 80% of the original numbers of shares comprising the options may be exercised in the 1st, 2nd, 3rd and 4th year from the respective dates granted, respectively.

No options of Egana Jewellery were granted, exercised, cancelled or lapsed during the period.

Save as disclosed above, as at 31st December, 2001, neither the Directors or chief executive nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company or any of its subsidiaries, or had exercised any such right during the period.

EMPLOYEES AND REMUNERATION POLICIES

As at 31st December, 2001, the Company and its subsidiaries employed approximately 3,800 staff. Remuneration is determined by reference to their qualifications and experiences of the staff concerned. The Group has set up a performance evaluation policy and will award those employees with outstanding performance.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of its securities (whether on the Stock Exchange or otherwise) during the period ended 31st December, 2001.

CODE OF BEST PRACTICE

Except that the non-executive directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meetings of the Company, none of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the second interim report, in compliance with Appendix 14 of the Listing Rules.

APPRECIATION

On behalf of the Directors, I would like to extend our gratitude and sincere appreciation to our colleagues for their hard work and dedication and the Company's shareholders for their support.

On behalf of the Board
Hans-Joerg SEEBERGER
Chairman and Chief Executive

Hong Kong, 29th April, 2002

聯洲國際集團(「本公司」)的董事會(「董事會」)欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零一年十二月三十一日止十二個月的未經審核綜合簡明業績，連同二零零零年同期的比較數字概述如下。該等業績已經由本公司審核委員會審閱。

綜合收入報表

		截至十二月三十一日止十二個月	
		二零零一年 (未經審核)	二零零零年 (經審核，已重列)
	附註	千港元	千港元
營業額	3	2,204,449	2,454,236
銷售成本		(1,322,262)	(1,507,331)
毛利		882,187	946,905
其他收入		83,078	61,742
分銷開支		(464,076)	(449,931)
行政開支		(372,815)	(388,343)
經營溢利		128,374	170,373
融資開支		(82,663)	(76,231)
		45,711	94,142
佔聯營公司溢利		1,238	20,455
除稅前溢利	3,4	46,949	114,597
稅項	5	(2,503)	(18,774)
除稅後未計少數股東權益前溢利		44,446	95,823
少數股東權益		(4,434)	(8,220)
股東應佔溢利		40,012	87,603
股息	6	15,067	2,573
每股盈利	7		
基本		0.35仙	0.82仙
攤薄		0.35仙	0.79仙

綜合已確認收益與虧損報表

	截至十二月三十一日止十二個月	
	二零零一年 (未經審核)	二零零零年 (經審核， 已重列)
	千港元	*千港元*
重估非買賣證券虧絀	(34,216)	(3,621)
重估物業虧絀	(454)	—
海外附屬公司財務報表換算時之滙兌差額	(15,900)	(62,046)
佔聯營公司所持有證券未變現虧損	—	(4,143)
佔聯營公司滙兌儲備	(467)	—
佔聯營公司固定資產重估盈餘	3,893	—
本期溢利	40,012	87,603
已確認收益及虧損總額	(7,132)	17,793
更改一間附屬公司於收購時之公平值所產生之商譽調整	45,219	—
於收購附屬公司及聯營公司權益時於儲備撇銷商譽	—	(209,130)
	38,087	(191,337)
更改會計政策之影響—		
採納會計實務準則第29號撇銷廣告開支及知識成本		(3,439)
採納會計實務準則第30號及會計實務準則第31號確認商譽之減值虧損		(25,554)
		(28,993)

綜合資產負債表

	附註	於二零零一年十二月三十一日（未經審核）千港元	於二零零零年十二月三十一日（經審核，已重列）千港元
非流動資產			
固定資產	8	191,277	197,816
無形資產	9	437,477	355,899
遞延税項資產		48,000	—
商譽		16,238	—
於聯營公司之權益		92,439	181,646
證券投資	10	394,302	179,279
		1,179,733	914,640
流動資產			
現金及銀行結餘		366,687	469,439
存貨		568,937	604,849
應收賬款	11	256,277	403,015
訂金、預付款項及其他應收款項		251,376	189,286
應收聯營公司款項		2,344	7,540
短期投資		365,576	204,902
		1,811,197	1,879,031
流動負債			
短期銀行貸款	12	(784,120)	(632,490)
其他長期負債之短期部份		(4,611)	(5,058)
應付賬款	13	(166,276)	(195,139)
預提款項及其他應付款項		(301,941)	(371,452)
應付票據		(82,161)	(126,994)
應付聯營公司款項		(87)	(5,687)
應付董事款項		(262)	(333)
應付税項		(4,521)	(12,523)
		(1,343,979)	(1,349,676)
流動資產淨值		467,218	529,355
總資產減流動負債		1,646,951	1,443,995

綜合資產負債表*(續)*

	附註	於二零零一年十二月三十一日(未經審核) 千港元	於二零零零年十二月三十一日(經審核,已重列) 千港元
非流動負債			
長期銀行貸款	12	(208,726)	(26,544)
其他長期負債		(17,260)	(20,442)
遞延稅項		(7,309)	(10,873)
可換股債券		(13,260)	(55,380)
		(246,555)	(113,239)
少數股東權益		(98,200)	(97,217)
資產淨值		1,302,196	1,233,539
股東資金			
股本	14	1,161,137	1,132,547
儲備	15	141,059	100,992
		1,302,196	1,233,539

綜合現金流動表

	截至十二月三十一日止十二個月	
	二零零一年 (未經審核)	二零零零年 (經審核， 已重列)
	千港元	*千港元*
經營業務之現金流入淨額	113,004	608,127
已付利息淨額	(30,862)	(31,596)
已收股息	3,858	6,825
已派股息	(15,067)	(39,111)
已派給少數股東之股息	(1,491)	(14,489)
已繳稅項	(18,491)	(27,445)
已退稅款	2,235	734
投資業務之現金流出淨額	(252,039)	(668,353)
融資前之現金流出淨額	(198,853)	(165,308)
融資業務之現金流入淨額	115,535	178,942
現金及現金等值項目(減少)增加	(83,318)	13,634
現金及現金等值項目，於一月一日	143,602	131,549
滙率調整之影響	(6,086)	(1,581)
現金及現金等值項目，於十二月三十一日	54,198	143,602
現金及現金等值項目分析：		
現金及銀行結餘	366,687	469,439
銀行貸款及透支	(504,986)	(243,718)
信託收據及進口貸款	(56,645)	(82,119)
承兑票據	249,142	—
	54,198	143,602

附註：

1. **更改年結日**

期內，本公司已將其財政年度的年結日由十二月三十一日改為五月三十一日。因此，本公司所公佈是截至二零零一年十二月三十一日止十二個月的業績。

2. **編製基準及會計政策**

此未經審核簡明綜合中期賬目乃根據香港會計師公會發出的會計實務準則（「會計實務準則」）第25號「中期財務報告」而編製。

本簡明中期賬目應連同截至二零零零年十二月三十一日止十二個月之財務報表一併參考。

用於編製本簡明中期賬目的會計政策及計算方法，與截至二零零零年十二月三十一日止期間年度賬目內採用的會計政策及計算方法一致，惟因集團採納下列由香港會計師公會所發出並對於二零零一年一月一日或之後會計期間生效的會計實務準則而作出的若干變動除外：

會計實務準則第9號（經修訂）	：	資產負債表日後事項
會計實務準則第14號（經修訂）	：	租約（由二零零零年七月一日或之後期間生效）
會計實務準則第28號	：	撥備、或有負債和或有資產
會計實務準則第29號	：	無形資產
會計實務準則第30號	：	企業合併
會計實務準則第31號	：	資產減值
會計實務準則第32號	：	綜合財務報表和對附屬公司投資之會計處理

集團會計政策的變動及採納此等新政策的影響如下：

於過往年度，廣告及推廣開支與收購業務專業知識成本按直線法於過去分別不多於三年及十五年期間攤銷。採納會計實務準則第29號引致重估該會計政策，尤其廣告開支及若干專業知識成本已不再被視為預期可為本集團帶來可分辨的經濟利益。因此，該項開支現已於產生期間確認為開支。引用該會計政策使於二零零零年一月一日的保留溢利減少3,439,317港元及本集團於截至二零零零年十二月三十一日止十二個月的除少數股東權益後純利減少14,138,249港元。

附註：(續)

2. **編製基準及會計政策***(續)*

因綜合賬目產生的商譽指就收購附屬公司及聯營公司所支付的收購成本超出本集團所佔於收購日期個別資產淨值的公平值的數額。於過往年度，商譽計入產生年度的儲備內。於推行會計實務準則第30號後，本集團已採納該準則所規定的過渡性條款。於二零零一年一月一日後產生的新商譽會被資本化，列入資產負債表中，但會以直線法按其估計可使用經濟期間於收入報表中攤銷。二零零一年一月一日前過往收購產生的所有商譽將會繼續列入儲備，且不會重新呈列。

根據會計實務準則第31號及會計實務準則第30號的過渡性條文，已就於採納會計實務準則第30號前產生的商譽，其必須於可供動用儲備內抵銷的安排，作出減值調整。該項調整(即會計政策的改變)已按會計實務準則第2號「期間溢利或虧損淨額、重大錯誤及會計政策的改變」，將過去期間的商譽減值的29,050,492港元，於二零零零年一月一日之保留溢利內直接撤銷，這亦引致本集團截至二零零零年十二月三十一日止十二個月的純利下跌8,615,334港元。

附註：（續）

3. 業務分佈資料

a. 按主要業務劃分之營業額、除稅前溢利、資產、負債及資本開支分析如下：

	營業額 截至十二月三十一日止十二個月		除稅前溢利 截至十二月三十一日止十二個月	
	二零零一年	二零零零年	二零零一年	二零零零年 (已重列)
	千港元	千港元	千港元	千港元
鐘錶	1,161,602	1,122,348	49,458	86,534
珠寶	588,856	670,648	15,340	34,091
皮革	421,555	579,360	(16,346)	(8,201)
其他	32,436	81,880	(1,503)	2,173
	2,204,449	2,454,236	46,949	114,597

	資產 於二零零一年十二月三十一日	資產 於二零零零年十二月三十一日	負債 於二零零一年十二月三十一日	負債 於二零零零年十二月三十一日	資本開支 截至二零零一年十二月三十一日止十二個月	資本開支 截至二零零零年十二月三十一日止十二個月
	千港元	千港元	千港元	千港元	千港元	千港元
鐘錶	1,627,673	1,444,114	990,696	813,875	46,360	22,830
珠寶	608,692	593,572	267,750	256,842	5,970	19,573
皮革	641,149	554,453	327,539	384,349	105,433	63,731
其他	4,739	19,886	4,549	7,849	3	–
	2,882,253	2,612,025	1,590,534	1,462,915	157,766	106,134
於聯營公司之權益	92,439	181,646				
未分配企業資產	16,238	–				
	2,990,930	2,793,671				

附註：(續)

3. **業務分佈資料** *(續)*

b. 按地區劃分之營業額、除税前溢利、資產、負債及資本開支分析如下：

	營業額 截至十二月三十一日止十二個月		除税前溢利 截至十二月三十一日止十二個月	
	二零零一年	二零零零年	二零零一年	二零零零年 (已重列)
	千港元	*千港元*	*千港元*	*千港元*
歐洲	1,753,228	1,709,307	66,925	109,883
美洲	176,739	160,785	(44,374)	(27,326)
亞太區	274,482	584,144	24,398	32,040
	2,204,449	2,454,236	46,949	114,597

	資產 於二零零一年十二月三十一日	資產 於二零零零年十二月三十一日	負債 於二零零一年十二月三十一日	負債 於二零零零年十二月三十一日	資本開支 截至二零零一年十二月三十一日止十二個月	資本開支 截至二零零零年十二月三十一日止十二個月
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
歐洲	1,287,172	1,275,392	862,887	914,402	71,754	78,959
美國	117,017	118,368	54,518	47,280	2,817	16,086
亞太區	1,586,741	1,399,911	673,129	501,233	83,195	11,089
	2,990,930	2,793,671	1,590,534	1,462,915	157,766	106,134

4 **除税前溢利**

本集團之除税前溢利乃扣除／(計入)下列各項後釐定：

	截至十二月三十一日止十二個月	
	二零零一年	二零零零年 (已重列)
	千港元	*千港元*
固定資產折舊	43,700	37,641
攤銷無形資產	28,221	24,699
利息收入	(48,924)	(35,246)
利息開支	72,005	66,506

附註：(續)

5. **稅項**

稅項包括：

	截至十二月三十一日止十二個月	
	二零零一年	**二零零零年**
	千港元	*千港元*
公司及附屬公司－		
本期稅項		
香港利得稅		
－本期撥備	8,000	9,000
－過往年度的超額撥備	(9,739)	(233)
海外所得稅		
－本期撥備	3,315	9,588
－過往年度的超額撥備	(288)	(1,251)
	1,288	17,104
聯營公司－		
本期稅項		
香港利得稅		
－本期撥備	1,084	1,579
海外所得稅		
－本期撥備	131	91
	2,503	18,774

香港利得稅乃就源自香港的估計應課稅溢利按稅率16%(二零零零年：16%)撥備。至於海外所得稅，則由該等有海外業務的附屬公司就期內估計應課稅溢利按彼等經營業務的所在國家適用的稅率作出撥備。

6. **中期股息**

董事會議決不派發截至二零零一年十二月三十一日止十二個月之任何中期股息。首個中期股息每股0.13港仙(二零零零年：無)於二零零一年十一月十五日派發。

附註：(續)

7. **每股盈利**

每股基本盈利

每股盈利乃根據期內股東應佔綜合溢利約40,012,000港元(二零零零年：87,603,000港元)及期內已發行普通股的加權平均數約11,496,091,000股(二零零零年：10,687,235,000股)計算。

每股攤薄盈利

截至二零零一年十二月三十一日止期間內之每股攤薄盈利乃根據經調整股東應佔溢利約40,645,000港元，並經計及由可換股債券轉換至普通股份而將可節省之利息開支(已扣除稅項)(二零零零年：89,718,000港元、經計及聯洲珠寶有限公司購股權之潛在攤薄影響)及可發行普通股之加權平均數約11,663,506,000股(二零零零年：11,365,225,000股)計算，以反映期內具攤薄潛力之普通股的影響。

8. **固定資產**

	物業、廠房及設備 *千港元*
面值，於二零零一年一月一日	197,816
收購附屬公司	382
添置	46,147
匯兌調整及出售	(8,790)
重估	(578)
本期撥備	(43,700)
面值，於二零零一年十二月三十一日	191,277

9. **無形資產**

	千港元
面值，於二零零一年一月一日，如以往所呈報	380,665
前期調整	(24,766)
面值，於二零零一年一月一日，已重列	355,899
收購附屬公司	47
添置	111,619
匯兌調整及出售	(1,867)
本期撥備	(28,221)
面值，於二零零一年十二月三十一日	437,477

附註：(續)

10. **證券投資**

證券投資增加大致上基於本集團於若干閉端式投資基金之組合投資，該等基金由上市投資銀行／香港註冊投資顧問所管理。

11. **應收賬款賬齡分析**

本集團給予其貿易客戶之平均信貸期為三十至九十日不等。扣除呆壞賬之撥備後應收賬款賬齡分析如下：

	於二零零一年十二月三十一日 *千港元*	**於二零零零年十二月三十一日** *千港元*
本月	138,150	318,395
一至兩個月	49,297	44,328
兩至三個月	24,238	21,034
三至四個月	12,361	11,262
超過四個月	32,231	7,996
	256,277	403,015

附註：(續)

12. 銀行貸款之期滿分析

a. 短期銀行貸款包括：

	於二零零一年十二月三十一日 *千港元*	於二零零零年十二月三十一日 *千港元*
銀行貸款及透支		
一三個月內到期	504,986	243,718
一超過三個月到期	123,753	284,182
長期銀行貸款之即期部份(b)	98,086	22,471
信託收據及進口借貸		
一三個月內到期	56,645	82,119
一超過三個月到期	650	—
	784,120	632,490
有抵押	6,529	1,716
無抵押	777,591	630,774

b. 長期銀行貸款包括：

	於二零零一年十二月三十一日 *千港元*	於二零零零年十二月三十一日 *千港元*
須於下列期間內償還		
一一年內		
有抵押	2,229	1,716
無抵押	95,857	20,755
一一年以上至兩年內		
有抵押	2,339	1,825
無抵押	105,984	3,048
一二年以上至五年內		
有抵押	8,855	7,958
無抵押	70,342	7,756
一超過五年		
有抵押	21,206	4,791
無抵押	—	1,166
	306,812	49,015
減：包括於流動負債內須於一年內償還之款項	(98,086)	(22,471)
	208,726	26,544

附註：(續)

13. 應付賬款賬齡分析

應付賬款賬齡分析如下：

	於二零零一年十二月三十一日 千港元	於二零零零年十二月三十一日 千港元
本月	138,087	156,845
一至兩個月	8,272	26,031
兩至三個月	5,425	8,637
三至四個月	5,343	1,629
超過四個月	9,149	1,997
	166,276	195,139

14. 股本

	普通股數目 每股面值 0.10港元	面值 千港元
結餘，於二零零一年一月一日	11,325,472,648	1,132,547
行使可換股債券發行之股份	285,902,250	28,590
結餘，於二零零一年十二月三十一日	11,611,374,898	1,161,137

附註：（續）

15. 儲備

	股份溢價賬 千港元	匯兌儲備 千港元	保留溢利 千港元	重估儲備 千港元	資本贖回儲備 千港元	商譽 千港元	法定儲備 千港元	其他儲備 千港元	總計 千港元
於二零零一年一月一日，如之前申報	352,650	(99,453)	415,354	(4,795)	1,231	(544,096)	270	587	121,748
採納會計實務準則第29號之影響	–	(212)	(17,578)	–	–	(2,966)	–	–	(20,756)
採納會計實務準則第30及第31號之影響	–	–	(34,169)	–	–	34,169	–	–	–
於二零零一年一月一日，已重列	352,650	(99,665)	363,607	(4,795)	1,231	(512,893)	270	587	100,992
行使可換股債券時產生之溢價	13,533	–	–	–	–	–	–	–	13,533
發行股份之開支	(21)	–	–	–	–	–	–	–	(21)
重估物業之虧損	–	–	–	(454)	–	–	–	–	(454)
商譽：									
出售聯營公司權益	–	–	–	–	–	4,382	–	–	4,382
收購附屬公司之公平值調整	–	–	–	–	–	45,219	–	–	45,219
應佔聯營公司之匯兌儲備	–	(467)	–	–	–	–	–	–	(467)
重估非買賣證券	–	–	–	(34,216)	–	–	–	–	(34,216)
應佔聯營公司之物業重估盈餘	–	–	–	3,893	–	–	–	–	3,893
其他法定儲備	–	–	–	–	–	–	(260)	(587)	(847)
截至二零零一年十二月三十一日止期間溢利	–	–	40,012	–	–	–	–	–	40,012
已付中期股息	–	–	(15,067)	–	–	–	–	–	(15,067)
換算海外附屬公司財務報表時產生之滙兌差額	–	(15,900)	–	–	–	–	–	–	(15,900)
結餘，於二零零一年十二月三十一日	366,162	(116,032)	388,552	(35,572)	1,231	(463,292)	10	–	141,059

附註：(續)

16. **關連人士交易**

a. 於期內，本集團與下列聯營公司－宜進利(集團)有限公司(「宜進利」)、東力實業控股有限公司(「東力」)及Capricon Company Limited(「Capricon」)，以及與下列關連公司－Marubeni Deutschland GmbH(「Marubeni」)及Kuraray Europe GmbH (「Kuraray」)進行多宗交易。董事會認為，下列各交易乃在本集團日常業務程序進行：

	截至十二月三十一日止十二個月	
	二零零一年	**二零零零年**
	(未經審核)	**(經審核)**
	千港元	*千港元*
向Capricon支付之租金	635	846
向宜進利採購	15,664	44,398
向東力採購	8,258	4
向Marubeni採購	45,158	80,935
向Kuraray採購	64,753	50,733
銷售予宜進利	80	6,750

附註：

i. 銷售及採購貨品的交易乃按已發表的價格及市場情況釐定。

ii. 租金開支按有關協議之條款計算。

iii. 根據香港聯合交易所有限公司證券上市規則，與Marubeni及Kuraray進行之貿易交易亦構成關連交易。

b. 本集團向International Taxation Advisory Services Limited(本公司非執行董事黃偉光先生乃該公司的董事)支付約7,480,000港元(截至二零零零年十二月三十一日止期間：7,422,000港元)，作為其向本公司提供顧問服務之費用。董事認為該等費用乃根據本集團其他外部顧問給予的類似價格及條件而支付。

17. **或然負債**

於二零零一年十二月三十一日，附追索償還權的貼現票據其或然負債總數約為4,126,000港元(於二零零零年十二月三十一日：44,715,000港元)。

18. **比較數字**

若干比較數字已經調整，以符合會計政策的變動。

19. **審閱中期財務報表**

本公司之審核委員會已與管理層審閱本集團採納之會計原則及慣例，並已討論審核、內部監控及財務報告之事宜，包括本集團截至二零零一年十二月三十一日止十二個月之未經審核中期業績。

業務回顧

概況

- 二零零一年全球陷於動盪的局面，導致很多公司盈利急跌，當中包括不少從事時尚配飾業務的公司。數間大型的高級時尚企業調較其商業策略，由透過收購擴展業務轉為減少投資及盡量爭取核心資產的回報，以抗衡經濟環境帶來的轉變。

- 為了更好的迎接經濟衰退期間帶來的挑戰，二零零一年集團專注產品及業務發展。回顧業績，這個發展策略證明是合適的，而集團並沒有捲入收購一些價值被高估，但具潛力之業務或品牌的瘋狂熱潮中。

- Esprit時計及珠寶在德國時款腕錶及珠寶類別中，由德國零售商選為二零零一年最佳時計及最佳珠寶之頭三名，再一次證明集團在時尚配飾業中穩坐潮流創造者的位置。在二零零一年上半年，集團獲授予MEXX時計全球特許權、MEXX在德國及奧地利的珠寶分銷權及JOOP!授予時計、珠寶及一些皮具用品的全球特許權。這些成績顯示集團在創造潮流方面的豐富經驗，亦增加了集團擴展知名品牌組合的優勢。

業務回顧 *(續)*

時計業務

- 隨著Junghans Uhren GmbH(「Junghans」)的加盟，集團重新分配資源，減少購買製成品(這些產品帶來較低的邊際利潤)，轉為進行較多內部生產品牌產品(這可帶來較佳的邊際利潤及提升保留顧客的比率)。

- Junghans亦是發展時計科技的先鋒，在無線電遙控、太陽能及衛星詢答器科技(Junghans Systems)上擁有領先地位。Junghans已成功將這三項科技引入一只腕錶之內。這款Junghans Systems腕錶務求以「顧客為本」，兼備各種功能，同時也能達致集團愛護環境的目的。

- Junghans無線電遙控科技(美國稱為「原子能時計」)已與集團的一個高級運動品牌Carrera結合，出產了一系列的Carrera Time Engineering腕錶，將Carrera的獨特風格「Life is the Fast Lane」傳神地演繹出來，該系列腕錶在二零零一年六月於拉斯維加斯展出並獲得熱烈歡迎。Junghans與Carrera的結合帶來了協同作用，為集團的時計業務帶來效益。

珠寶業務

- 最近，集團與一間以色列鑽石供應商集團合作，為高級珠寶產品包括Kazto和Jacquelin系列的生產提供強大的支援。Keimothai廠的生產效率已得到改善，專門生產尤其是銷往美國的高級鑽石及黃金產品。位於中國的寶昌永耀珠寶廠除了擁有完善的鍍金技術，在銀製首飾及時尚珠寶的製造技術上亦取得進一步提升，加強對美國市場的支援。

- Abel & Zimmermann是集團於二零零一年九月收購的德國附屬公司，六成的產品分銷至美國珠寶商。其超凡的工藝及獨一無二的設計媲美Kazto和Jacquelin的概念。這些優質品牌將陸續推出給廣大的顧客，協同作用會隨之而來。

業務回顧 *(續)*

皮革及時尚生活品業務

- 集團擁有的商標Goldpfeil分別在德國高級品牌的品牌知名度、購買意欲及市場佔有率類別中仍然穩佔第一位。集團會繼續全力將這個擁有一百五十年深厚根基的皮革品牌發展為「真正」的時尚生活品牌。

- 為了豐富產品類別，Goldpfeil與德國著名網球手Stefanie Graf合作，推出了Stefanie Graf by Goldpfeil系列，包括辦公手提箱、旅行袋、女裝手袋及精巧的皮革用品。

- Goldpfeil首個腕錶系列包括七只「獨一無二」的腕錶及七個「限量版」設計，每一款皆分別由七位擁有超卓工藝並來自Académie Horlogère des Créateurs Indépendants的成員設計。這批腕錶現正在全球各主要城市的高級鐘錶珠寶店中作為期一年的巡迴展覽，最後會於二零零二年秋季由佳士得拍賣公司拍賣。與時計界中「七位頂級工藝師」的策略性聯盟，正正配合了Goldpfeil不斷提供高產品質素的優良傳統。

- 繼於香港的馬哥孛羅香港酒店開設了首間專賣皮革產品及眼鏡產品的Goldpfeil專門店後，集團於二零零一年十一月於香港中環的樞紐地帶開設了第二間旗艦店。

- 在日本，Goldpfeil的品牌知名度不斷提升。設於日本的兩間Goldpfeil旗艦店的營業額佔日本Goldpfeil總收入的15%。加上高級百貨公司、零售點及精品店，Goldpfeil在日本的分銷網已擴展至超過一百個銷售點。鑑於日本的佳績，Goldpfeil Japan公司現獲委任監督台灣、南韓、關島及夏威夷的業務(這些市場擁有大量的日本顧客)。

- Goldpfeil首飾系列將於二零零二年第四季隆重登場，屆時定必獲得世界各地尤其是日本、香港、歐洲、中東及美國顧客的青睞。

前景

歐洲

歐洲貨幣一體化的實現促使集團統一現存的分銷中心及更有效率的利用發展完善的內聯網系統及外聯網系統。現存的五個後勤及分銷中心將會合併為一，而地點位於德國Dietzenbach(位近法蘭克福)。歐洲的地區總部將會設於聞名遐邇的品牌Goldpfeil的發源地-德國的Offenbach(位近法蘭克福)。隨著後勤及地區總部的統一，集團預期運送貨品時間會縮短，而與亞洲基地相連的供應鏈系統將更有效率地提高服務質素，達致集團改善服務及保持長遠增長的整體目標。

亞洲

Goldpfeil時尚生活產品最近分銷至亞洲而取得令人興奮的成績，其中尤以日本的成功最值得驕傲。集團的日本附屬公司將繼續統籌構思及履行發展這個知名品牌在亞洲區的工作。集團計劃於三年內增加日本旗艦店的數目至三十間。

Junghans Asia Limited正式成為發展Junghans亞洲業務據點，反映集團全力發展及不斷擴張在亞洲的核心業務。二零零一年，集團為Junghans Systems(非接觸詢答器技術系統)、無線電遙控(原子能時計)系統及太陽能科技籌辦了一連串市場發展活動，獲得熱烈的回響。集團現正著力將Junghans Systems(非接觸詢答器技術系統)腕錶引入台灣的公共交通系統及零售網絡。至於其他地區，集團正與各地有興趣參與發展Junghans Systems(非接觸詢答器技術系統)業務的公司商議合作的可能性，這些公司分別來自南韓、台灣、新加坡、馬來西亞、日本及中國(香港、深圳、廣州、上海及北京)。

日本最近建成了一座新的發射站，該發射站可令Junghans無線電遙控腕錶不單在日本可以運作，更可在中國沿海城市(包括北京、上海及南中國)、南韓及台灣正常運行。集團相信無線電遙控時計將會成為未來的主導，而集團在這股科技浪潮中已穩佔獨有的優越位置。集團預期中國加入世界貿易組織並獲得主辦二零零八年夏季奧林匹克運動會的權利，將為Junghans科技的應用提供了一個廣闊的發展空間。

前景 *(續)*

美國

集團對開拓充滿競爭的美國珠寶、腕錶及皮革市場保持審慎樂觀的態度。集團的美國業務過去錄得虧損，主要是先前為了維持商標的國際形象及整體品牌價值所進行的市場營銷推廣計劃的支出所做成的。採取國際分銷給集團各品牌帶來正面的貢獻，包括在歐洲及亞洲建立了獨有的品牌形象。

集團致力於美國高級華貴珠寶市場中發展，原因是市場研究報告指出此乃一打入美國市場的有效途徑。集團已成功與美國的高級百貨公司及零售商店建立合作關係，透過此途徑推廣Kazto、Jacquelin及Abel & Zimmermann等品牌，藉以增加集團於美國的知名度。由於腕錶業務的分銷網絡與珠寶的分銷網絡相似，故現由美國deBeers獲獎設計師Jacquelin Grosser-Samuels領導之珠寶隊伍統籌發展。

集團計劃通過策略聯盟的方式擴展美國的分銷網絡，這樣會增加對內部生產及產品開發的需求。相信這個由外購製成品為主轉為內部生產為主的方針會增加整體的邊際利潤和更能掌握產品供應的時間，最終會為集團及顧客帶來經濟效益。

Goldpfeil獨步於歐洲及亞洲的皮革界，加上最近推出獨一無二的腕錶系列獲得世界各地的熱烈反應，證明以時尚生活概念推展這個品牌的策略是合適的。集團在美國進行的市場研究及推廣活動顯示美國顧客對品牌的重視程度日益提高，而Goldpfeil產品的概念及其優秀的品質正好迎合美國市場的需要，有助Goldpfeil擴展美國業務。集團希望透過特許權或其他商業合作模式與具實力的公司合作，以擴展Goldpfeil在美國的業務。集團深信憑著Goldpfeil一百五十年的悠久歷史、優越的品質、非一般的優雅及勇於選用創新物料的特質，將促使Goldpfeil成為有條件在美國擁有領導地位的品牌，令其於歐洲及亞洲的形象及增長更全面反映出來，突顯其環球性的尊貴地位。

前瞻

集團會繼續尋求機會盡量開發旗下國際品牌的潛質及與根基穩固的公司建立策略性夥伴關係。作為一間多品牌企業，為了提升集團在時尚配飾業中的領導地位，集團會運用現有的豐富資源，以爭取長遠的業務發展及強大的競爭優勢，因此，集團銳意提供優質產品及服務、從事高增值活動及在發展核心業務中，不斷創新意念。

二零零一年，股東應佔溢利逾40,000,000港元。股東權益逾1,302,000,000港元，為九三年上市時的五倍，平均每年增長40%，集團對自一九九三年在香港聯合交易所上市以來的發展甚為鼓舞。目前，集團以晉身為恒生指數成份股為目標，以提升本身及股東價值。

管理層討論及分析

截至二零零一年十二月三十一日止十二個月，集團的營業額為2,204,000,000港元(282,600,000美元)(二零零零年：2,454,000,000港元(315,000,000美元))。營業額的下調，主要是由於歐羅兑美元持續不穩定，在滙兑中錄得一些損失。加上集團的既定政策規定，為了提高顧客忠誠而達致對集團的長期利益，在每季開始時訂定的產品售價是不會調整的，這對邊際溢利造成一定的影響。為了減少貨幣波動帶來的負面影響，集團已簽訂若干遠期貨幣期權合約。此外，集團已執行嚴格的成本控制措施，亦會繼續調較產品組合以增強競爭力。

集團的美國業務亦受到「九一一」事件影響，二零零一年期間的盈利下跌了17,000,000港元。最近美國公佈的經濟數據反映美國經濟正在復甦，相信這會對集團帶來正面影響。

二零零一年營業額按主要業務分析如下：時計業務佔52%(二零零零年：46%)、珠寶業務佔27%(二零零零年：27%)、皮革業務佔19%(二零零零年：24%)、其他業務佔2%(二零零零年：3%)。以上數據與去年相若。按地區劃分的營業額分析如下：歐洲佔80%(二零零零年：70%)、亞太區佔12%(二零零零年：23%)及美洲佔8%(二零零零年：7%)。品牌產品的營業額佔78%，去年為72%。

營運收入為128,000,000港元(16,400,000美元)，相等於5.8%邊際利潤及9.9%資本回報率。提高品牌產品的比例及生產效率的改善導致毛利率增加了2%至40%。

縱使二零零一年經濟下滑及政治動盪導致高級時尚配飾業的表現未如理想，集團的財務狀況仍然穩健。二零零一年，集團的資產負債比率(總負債／股東權益)為122%(二零零零年：118%)，領先業內平均數的180%。二零零一年的負債比率(淨借貸／有形資產淨值)為78%(二零零零年：31%)，仍領先業內80%之平均數。應收賬款週轉日數為55日(二零零零年：60日)，遠比同業平均數的120日為佳。

於二零零一年十二月三十一日，銀行貸款額為992,846,000港元(二零零零年：659,034,000港元)。於一年內到期的為784,120,000港元(二零零零年：632,490,000港元)，超出一年但不多於五年到期的為187,520,000港元(二零零零年：20,587,000港元)及五年後到期的貸款額為21,206,000港元(二零零零年：5,957,000港元)。

集團會以內部資源及／或安排貸款，作為業務擴張，資本開支及收購等計劃的資金。

於二零零一年十二月三十一日，集團沒有涉及重大的資本開支承諾，因此不需要動用集團的現金儲存或向外融資。

股東權益為1,302,000,000港元(167,000,000美元)，較二零零零年增加了5.6%。

董事權益

於二零零一年十二月三十一日，各董事、行政總裁及其聯繫人士於本公司及其聯繫公司(定義見證券(披露權益)條例(「披露權益條例」)，就披露權益條例第29條規定存置之登記名冊中所記錄，其擁有之證券權益如下：

本公司

董事	個人權益	股份數目 公司權益	合共
史璧加	—	4,466,984,746 *(附註i)*	4,466,984,746
李嘉渝	5,302,915	80,268,380 *(附註ii)*	85,571,295
華米高	28,265,860	—	28,265,860
Goetz Reiner WESTERMEYER博士	2,880,000	—	2,880,000
Udo GLITTENBERG教授	1,152,000	—	1,152,000

聯繫公司

聯洲珠寶有限公司(「聯洲珠寶」)

董事	個人權益	股份數目 公司權益	合共
史璧加	—	2,304,940,990 *(附註iii)*	2,304,940,990
李嘉渝	736,516	11,148,386 *(附註ii)*	11,884,902
華米高	3,733,986	—	3,733,986

東力實業控股有限公司

董事	個人權益	股份數目 公司權益	合共
史璧加	—	157,374,869 *(附註iv)*	157,374,869

董事權益 *(續)*

附註：

i. 此等股份以Peninsula International Limited及其代理人名義登記，並由該公司及該等人士以Captive Insurance Trust之信託形式持有，該項信託乃一項全權信託，其預計受益人包括史璧加先生及其家屬。

ii. 此等股份由李嘉渝先生全資實益擁有之公司Joshua Limited實益擁有。

iii. 10,449,548股股份以Peninsula International Limited及其代理人名義登記，並由該公司及該等人士以Captive Insurance Trust之信託形式持有，該項信託乃一項全權信託，其預計受益人包括史璧加先生及其家屬。2,294,491,442股股份以本公司及其代理人之名義登記。根據披露權益條例第8條，由於史璧加先生擁有本公司之權益，故被視為擁有該等股份之權益。

iv. 此等股份由本公司之全資附屬公司持有。根據披露權益條例第8條，由於史璧加先生在本公司擁有權益，因此被視作擁有此等股份之權益。

除若干董事於二零零一年十二月三十一日以信託形式代本公司或其附屬公司持有若干附屬公司的股份及除上文所述者外，概無董事持有本公司或其任何附屬公司之股本權益。

除上文所披露者外，於二零零一年十二月三十一日，各董事或行政總裁或彼等之聯繫人士等概無擁有根據披露權益條例第28條須知會本公司及香港聯合交易所有限公司(「聯交所」)於本公司或其任何聯繫公司證券中之任何個人、家族、公司或其他權益(包括根據該條例第31條或附表第一部分視作或當作擁有的權益)，或根據披露權益條例第29條須列入該條例所述之登記名冊之權益。

主要股東

於二零零一年十二月三十一日，以下人士(本公司董事或行政總裁除外)已根據披露權益條例第16條(1)登記其擁有本公司已發行股本百分之十或以上之權益：

名稱	股份數目	已發行股份百分率
Peninsula International Limited *(附註i)*	4,466,984,746	38.47%
Trustcorp Limited作為Captive Insurance Trust之信託人 *(附註ii)*	4,466,984,746	38.47%

附註：

i. 此等股份以Peninsula International Limited及其代理人名義登記，並由該公司及該等人士以Captive Insurance Trust之信託形式持有，該項信託乃一項全權信託，其預計受益人包括史璧加先生及其家屬。

ii. 此為Peninsula International Limited所持股份之重複。

除上述披露者外，本公司未為任何人士知會其於二零零一年十二月三十一日持有本公司已發行股本百分之十或以上之權益而須根據披露權益條例第16條(1)予以記錄。

購股權計劃

公司

本公司根據於一九九三年五月三十一日採納的行政人員購股權計劃授予董事、行政人員及僱員購股權。

下表列示本公司已授予本集團董事、行政人員及僱員的購股權詳情，並須根據聯交所證券上市規則(「上市規則」)第十七章第17.07條及附錄十六第13(1)(b)分段的規定予以披露：

	期初尚未行使購股權可認購之股份數目	期終尚未行使購股權可認購之股份數目	授予日期	有效期	行使期	每股認購價 *港元*
董事						
史璧加	120,000,000	120,000,000	09/01/2000	*(附註)*	09/01/2000至 09/01/2010	0.211
李嘉渝	200,000	200,000	06/04/1994	*(附註)*	06/04/1994至 06/04/2004	0.128
	5,000,000	5,000,000	09/01/2000	*(附註)*	09/01/2000至 09/01/2010	0.211
華米高	380,000	380,000	06/04/1994	*(附註)*	06/04/1994至 06/04/2004	0.128
	5,000,000	5,000,000	17/01/2000	*(附註)*	17/01/2000至 17/01/2010	0.211
持續合約僱員(不包括董事)	331,850,000	331,850,000	06/04/1994至 07/08/2000	*(附註)*	06/04/1994至 07/08/2010	*
	462,430,000**	462,430,000**				

購股權計劃*(續)*

公司*(續)*

*　授予僱員的購股權分別可以0.128港元或0.211港元或0.345港元的認購價認購股份。

**　於一九九九年十二月已註銷38,420,000股購股權。

附註： 於各自授予日期起之第一、第二、第三及第四年可分別行使最多達購股權可認購原有股份數目之20%、40%、60%及80%。

期內，沒有授予購股權給任何人或註銷任何購股權。亦沒有購股權獲行使或失效。

購股權計劃*(續)*

聯洲珠寶

聯洲珠寶根據於一九九八年六月二十六日採納並於一九九八年七月二十三日生效的行政人員購股權計劃授予董事、行政人員及僱員購股權。

下表列示聯洲珠寶已授予聯洲珠寶集團董事、行政人員及僱員的購股權詳情，並須根據上市規則第十七章第17.07條及附錄十六第13(1)(b)分段的規定予以披露：

	期初尚未行使購股權可認購之股份數目	期終尚未行使購股權可認購之股份數目	授予日期	有效期	行使期	每股認購價
						港元
董事						
史璧加	33,000,000	33,000,000	09/01/2000	*(附註)*	09/01/2000至09/01/2010	0.224
李嘉渝	2,500,000	2,500,000	09/01/2000	*(附註)*	09/01/2000至09/01/2010	0.224
華米高	2,500,000	2,500,000	17/01/2000	*(附註)*	17/01/2000至17/01/2010	0.224
持續合約僱員(不包括董事)	94,750,000	94,750,000	06/01/2000至31/01/2000	*(附註)*	06/01/2000至31/01/2010	0.224
	132,750,000	132,750,000				

附註： 於各自授予日期起之第一、第二、第三及第四年可分別行使最多達購股權可認購原有股份數目之20%、40%、60%及80%。

期內，沒有授予聯洲珠寶購股權給任何人或註銷任何購股權。亦沒有購股權獲行使或失效。

除上文披露者外，於二零零一年十二月三十一日，各董事、行政總裁、或彼等各自之配偶或未滿十八歲之子女概無擁有認購本公司或其任何附屬公司證券之任何權利，亦概無於期內行使任何該等權利。

僱員及薪酬政策

於二零零一年十二月三十一日，本公司及其附屬公司僱用了約3,800名員工。本集團按員工的質素及經驗而釐定薪酬及獎賞，亦制定了一個表現評估政策，表現卓越的員工會獲得獎勵。

購買、出售或贖回本公司之證券

本公司及其附屬公司概無於截至二零零一年十二月三十一日止期間於聯交所或其他證券交易所購買、出售或贖回彼等之任何證券。

最佳應用守則

除本公司之非執行董事沒有特定委任期限，而輪流在本公司股東大會上退任並膺選連任外，各董事並不知悉任何資料可合理顯示本公司在第二份中期業績報告中有關會計期間的任何時期有或曾經不符合上市規則附錄十四的規定。

致謝

本人謹代表董事會，衷心感激各同事之辛勤工作以及本公司股東所給予的支持。

承董事會命
主席兼行政總裁
史璧加

香港，二零零二年四月二十九日

公司資料

主要業務

從事鐘錶、珠寶首飾及皮具產品之設計、裝嵌、製造與分銷；授權第三者特許使用或轉讓予第三者集團內不同之品牌；及從事時計零件、珠寶及電子消費產品之貿易

總辦事處及主要經營地址

香港九龍長沙灣青山道489-491號香港工業中心11樓C座
電話：(852) 2741 2008　傳真：(852) 2744 9909　電子郵件：eih@egana.com.hk

歐洲總公司

Gutenbergstrasse 4-6, 64319 Pfungstadt, Germany
電話：06157/959-0　傳真：06157/959 277　電子郵件：info@egana.de

網址

http://www.egana.com

註冊辦事處

P.O. Box 1787, 2nd Floor, One Capital Place
Grand Cayman, Cayman Islands, British West Indies

股份登記及過戶總處

The Harbour Trust Co. Ltd.
P.O. Box 1787, 2nd Floor, One Capital Place
George Town, Grand Cayman, Cayman Islands, British West Indies

股份登記及過戶分處

秘書商業服務有限公司
香港干諾道中111號永安中心5樓

註冊成立日期

一九九零年十二月七日
（為於一九七零年代成立之本集團之控股公司）

證券上市之地點及日期

香港聯合交易所有限公司，一九九三年六月二十五日
（為恒生綜合指數系列成份股）

已發行之股份數目（股份編號：048）

於二零零一年十二月三十一日 （上市時－960,000,000）	11,611,374,898
每手買賣單位	20,000股

海外股份買賣

德國：法蘭克福證券交易所第三板（股份編號：887923）
美國：美國納斯達克證券市場（股份代號：EGNI）
1股美國預託證券：300股

聯洲國際集團

EGANAGOLDPFEIL

(HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

二零零一年度第二份中期業績報告